TO: SECURITIES EXCHANGE COMMISSION

82-34

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

05011209

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

SUPPL

Part 1 – All issues *NOT APPLICABLE*

1 Class of securities issued or to be issued

2 Number of securities issued or to be issued (if known) or maximum number which may be issued.

3 Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

PROCESSED

SEP 19 2005

THOMSON FINANCIAL

4 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5 Issue price or consideration

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

7 Dates of entering securities into uncertificated holdings or despatch of certificates

dlw 9/15

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	
14 Class of securities to which the offer relates	
15 Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	10,000
39	Class of securities for which quotation is sought	Fully paid ordinary.
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Payment of calls on partly paid Executive Shares Plan shares pursuant to the Santos Executive Share Plan. The amount paid is as follows:

Plan "0"
5,000 shares at $3.70;

Plan "2"
5,000 shares at $2.47.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
591,852,063	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
46,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 7 September 2005
Director

Print name: JOHN CHARLES ELLICE-FLINT

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	450,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	As to 450,000 shares at $6.69 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issues consequent upon exercise of 450,000 options granted on 6 June 2001 pursuant to the Santos Executive Share Option Plan.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	05 September 2005

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	591,842,063	Fully paid ordinary shares.
	6,000,000	Franked unsecured equity listed securities (FUELS).

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
	32,400	(i) held by eligible employees; and
	118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
	51,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
	51,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
	862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
	2,450,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the securities will be offered	
14 Class of securities to which the offer relates	

15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	

31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 05 September 2005
Director

Print name: JOHN CHARLES ELLICE-FLINT

TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

RECEIVED
2005 SEP 17 A 10 10
OFFICE OF ...

Week Ending 25th August 2005

Wildcat Exploration Well

Ras Abu Darag 1/ST2/ST3

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez	
	Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 24/08/05 (Cairo Time)	Running velocity survey to the base of casing while waiting on additional pipe. Current depth is 5532m with 76m progress for the week.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

Caldita 1

Type	Gas Exploration	
Location	Offshore Northern Territory, Timor Sea	
	NT/P61, 55km E of Evans Shoal 1, and some 275km N of Darwin.	
Status at 0600hrs 25/08/05	Drilling ahead. The current depth is 4028m with 199m progress for the week.	
Planned Total Depth	4325m	
Interest	ConocoPhillips Australia Exploration Pty Ltd	60.00%
	Santos Group	40.00%
Operator	ConocoPhillips Australia Exploration Pty Ltd	

During the week ending 25th August, 2005 Santos Limited also participated in 4 delineation and 18 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 25th August 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Jeruk 2 ST4/ST5

Type	Oil Appraisal	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 1.6km E of Jeruk 1, 35.0km SW of the Oyong Field, and some 40km SE of Surabaya. Jeruk 2 ST4/ST5 are appraisal sidetracks drilled out of the existing Jeruk 2 wellbore.	
Status at 0600hrs 25/08/05	Pulling out of hole to run 178mm casing. The current depth is 5027m with 542m progress in ST5. Jeruk 2 ST5 was initiated from 4485m. After running casing Jeruk ST5 will drill ahead in the reservoir conducting further evaluation.	
Planned Total Depth	5080m	
Interest	Santos Group	45.0%
	Singapore Petroleum Sampang Ltd	40.0%
	Cue Sampang Pty Ltd	15.0%
Operator	Santos Group	

Bugito 1

Type	Near Field Oil Exploration	
Location	PPL149, South Australia, Cooper Basin 2.2km SW of Ulandi 3, and some 50 km S of the Moomba Gas Plant.	
Status at 0600hrs 25/08/05	Rig released on 21/8/05 after casing and suspending well as a New Field Oil Discovery. DST 1 in the Murta member flowed 44 degree API oil to surface at 47 kilolitres per day (297 BOPD) through a 12.5mm surface choke. The test was conducted over the interval 1198m-1225m. The rig has moved to Derrilyn 2, an oil appraisal well in PEL 114. The spud of this well is delayed until next week due to rig repairs.	
Planned Total Depth	1615m	
Interest	Santos Group	66.6%
	Delhi	20.21%
	Origin Energy Resources	13.9%
Operator	Santos Group	

Winninia South 1

Type	Near Field Exploration PL 150, Queensland, Cooper Basin former Total 66 Block	
Location	3.3km SW of the Winninia 1, 3.8 km N of Psyche 1, and some 50km S of the Ballera Gas Plant.	
Status at 0600hrs 25/08/05	Running in hole to conduct a DST in the Adori Sst over the interval 1844m-1853m. The well is at a total depth of 2238m with 1454m progress for the week. Following completion of the test the well will be cased & suspended as a future gas producer.	
Planned Total Depth	2216m	
Interest	Santos Group	60.0625%
	Delhi	23.2%
	Origin	16.5%
	Origin CSG Ltd.	0.2375%
Operator	Santos Group	

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	1,000,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	As to 1,000,000 shares at $5.83 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 1,000,000 options granted on 26 August 2000 pursuant to the Santos Executive Share Option Plan.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	02 September 2005

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

591,392,063	Fully paid ordinary shares.
6,000,000	Franked unsecured equity listed securities (FUELS).

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
118,681	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
51,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
51,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
862,600	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
2,900,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the securities will be offered

14 Class of securities to which the offer relates

15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	

31 How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do security holders dispose of their entitlements (except by sale through a broker)?

33 Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 02 September 2005

Company Secretary

Print name: WESLEY JON GLANVILLE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CHARLES ELLICE-FLINT
Date of last notice	08 MARCH 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: an indirect interest; For other securities: a direct interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlement to 1,000,000 fully paid ordinary shares held under a trust structure by Sesap Pty Ltd.
Date of change	02 September 2005
No. of securities held prior to change	3,000,000 fully paid ordinary shares and 1,000,000 options issued pursuant to the Santos Executive Share Plan ("SESOP").
Class	Fully paid ordinary shares and options issued pursuant to SESOP.
Number acquired	1,000,000 fully paid ordinary shares.
Number disposed	1,000,000 options issued pursuant to SESOP.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.83 per share
No. of securities held after change	4,000,000 fully paid ordinary shares.
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Issue of 1,000,000 fully paid ordinary shares consequent upon the exercise of 1,000,000 options granted on 26 August 2000 pursuant to SESOP.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Mr Ellice-Flint has entered into a financing arrangement with Macquarie Bank Limited to fund the exercise of 1,000,000 options (each over one fully paid ordinary share in Santos Limited) granted pursuant to the Santos Executive Share Option Plan ('SESOP'). The transaction includes the purchase of a put option which provides security for the financing amount of $5,830,000. The put option has the effect of the protecting the value of the shares at a nominated level below the current share price. The put option is only exercisable on the maturity date of the transaction in September 2006.
Nature of interest	Direct interest.
Name of registered holder (if issued securities)	John Charles Ellice-Flint.
Date of change	02 September 2005.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	1,000,000 Santos Limited fully paid ordinary shares.
Interest acquired	See description in "Detail of Contract" above.
Interest disposed	See description in "Detail of Contract" above.
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	A premium was paid to Macquarie Bank Limited for the transaction.
Interest after change	4,000,000 fully paid ordinary shares.

Week Ending 25th August 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

M.E. Garcia 1 ST1		
Type	Gas Delineation Texas, USA	
Location	North Raymondville Prospect, Willacy County Approximately 6km NE of Santos' Petru Gas Field.	
Status at 1500hrs 24/08/05	Preparing to release rig having run abandonment plugs. The well reached a total depth of 4267m with 175m progress for the week.	
Planned Total Depth	4511m	
Interest	Santos Group	85%WI
	Sabco	15%WI
Operator	Santos Group	

FOR FURTHER INFORMATION PLEASE CONTACT:

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285.

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

RECEIVED
2005 SEP 15 A

During the week ending 25th August, 2005 Santos Limited also participated in 4 delineation and 18 development wells.
A complete list of Santos' drilling activity is available from www.santos.com